Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades Releases Fourth Quarter and Full Year 2014 Results

Kingsey Falls, Québec, March 13, 2015 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, releases its unaudited financial results for the three-month period and the fiscal year ended December 31, 2014.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the fourth quarter results: "2014 was a year of repositioning during which we successfully completed several initiatives designed to move us towards our goals and strategic plan of rationalizing and modernizing our equipment platform. These decisions, while having a negative impact on our financial results for the year, are now behind us and we can now expect improved results going forward. I am particularly encouraged by the performance of our Containerboard Group that benefits from the important investments undertaken over the last few years and from improving market conditions. The Tissue Papers Group continued to be faced with challenging market conditions as well as one-time costs related to the start-up of the new paper machine on the West Coast and the new converting facility in North Carolina. On a sequential basis, the activities of our Specialty Products Group were impacted by lower demand and seasonal downtimes. In Europe, we expected a sequentially improved EBITDA but we were impacted by lower prices and the ramp-up of the new equipment installed at the Santa Giustina mill in Italy.

The Greenpac mill is running well and continued to increase the proportion of value-added products as market receptivity for lightweight grades is good. The mill's average production during the fourth quarter was 1,211 tons per day, a 13% increase compared to the previous quarter. Operating income before depreciation was positive for the quarter and Greenpac's earnings per share contribution, excluding specific items stood at $0.01 for Q4 2014."

Annual Highlights (adjusted for discontinued operations1)

•	Sales of $3,561 million (compared to $3,370 million in 2013 (+6%))

•	Excluding specific items

◦	OIBD (or EBITDA) of $340 million (compared to $342 million in 2013 (-1%))

◦	Net earnings per share of $0.21 (compared to $0.31 in 2013)

•	Including specific items

◦	OIBD (or EBITDA) of $311 million (compared to $343 million in 2013 (-9%))

◦	Net loss per share of $1.57 (compared to net earnings of $0.11 in 2013)

•	Completion of several strategic initiatives to rationalize and modernize asset portfolio

Q4 2014 Financial Highlights (adjusted for discontinued operations1)

•	Sales of $879 million
(compared to $909 million in Q3 2014 (-3%) and $844 million in Q4 2013 (+4%))

•	Excluding specific items

◦	OIDB (or EBITDA) of $82 million
(compared to $93 million in Q3 2014 (-12%) and $99 million in Q4 2013 (-17%))

◦	Net earnings per share of $0.08
(compared to $0.04 in Q3 2014 and $0.19 in Q4 2013)

•	Including specific items

◦	OIBD (or EBITDA) of $57 million
(compared to $95 million in Q3 2014 (-40%) and $98 million in Q4 2013 (-42%))

◦	Net loss per share of $0.51
(compared to a net loss of $0.17 in Q3 2014 and net earnings of $0.05 in Q4 2013)

•	Net debt of $1,613 million as at December 31, 2014 (compared to $1,640 million as at September 30, 2014), including $92 million of non-recourse net debt

Q4 Strategic Highlights

•	Announcement of the sale of our North American boxboard activities; transaction closed in February 2015 for gross proceeds of $45 million

•	Start-up of the new tissue paper machine in Oregon

•	Start-up of the first of six converting lines to be installed at the new tissue converting facility in North Carolina

1 The fine papers activities, the boxboard mill in Sweden, the kraft paper mill and the North American boxboard activities have been reclassified as discontinued operations.

Financial Summary

Segmented OIBD excluding specific items1, 2

(in millions of Canadian dollars) (unaudited)	2014	2013	Q4 2014	Q4 2013	Q3 2014

Packaging Products
Containerboard	173	149	47	47	49
Discontinued Operations - Containerboard	(9)	1	(3)	(1)	(3)
Boxboard Europe	70	51	14	21	14
Discontinued Operations - Boxboard Europe	2	6	—	2	—
Specialty Products	51	58	10	16	16
Discontinued Operations - Specialty Products	(11)	(17)	—	(7)	(4)
	276	248	68	78	72
Tissue Papers	96	133	21	32	32
Corporate activities	(32)	(39)	(7)	(11)	(11)
OIBD excluding specific items	340	342	82	99	93
Note 1 - Our 2014 and 2013 have been adjusted to account for the reclassification of discontinued operations. Note 2 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Selected Consolidated Information1,2

(in millions of Canadian dollars, except amounts per share) (unaudited)	2014	2013	Q4 2014	Q4 2013	Q3 2014

Sales	3,561	3,370	879	844	909
Excluding specific items[2]
Operating income before depreciation and amortization (OIBD)	340	342	82	99	93
Operating income	166	175	38	54	49
Net earnings	20	29	8	18	4
per common share	$0.21	$0.31	$0.08	$0.19	$0.04
Margin (OIBD)	9.5%	10.1%	9.3%	11.7%	10.2%
As reported
Operating income before depreciation and amortization (OIBD)	311	343	57	98	95
Operating income	137	176	13	53	51
Net earnings (loss)	(147)	11	(47)	6	(16)
per common share	$(1.57)	$0.11	$(0.51)	$0.05	$(0.17)
Note 1 - Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations. Note 2 - Refer to "Supplemental Information on Non-IFRS measures" section.

Results Analysis for the Three-month Period Ended December 31, 2014 Compared to the Same Period Last Year

In comparison to the same period last year, sales increased by 4% to $879 million in the fourth quarter of 2014 compared to $844 million in the fourth quarter of 2013 due to favourable exchange rates and higher shipments that more than offset lower average selling prices in our Boxboard Europe and Tissue Papers Groups.

Operating income, excluding specific items, decreased from $54 million in the fourth quarter of 2013 to $38 million for the same period in 2014. In addition to the above-mentioned factors, lower energy credits in Europe ($4 million) and increased raw material costs contributed to lower operating income. The results of our Containerboard and Specialty Products Groups were fairly stable compared to the last quarter of the previous year. It is worth noting that in 2013, the fourth quarter results of our Containerboard Group were positively impacted by a $5 million post-retirement benefits adjustment. Our Tissue Papers Group's results were significantly impacted by lower selling prices and the start-up costs of our recent investments. Including specific items, operating income amounted to $13 million in comparison to $53 million for the same period of last year.

Net earnings excluding specific items amounted to $8 million ($0.08 per share) in the fourth quarter of 2014 compared to $18 million ($0.19 per share) for the same period in 2013. In the fourth quarter of 2014, the following specific items, before income taxes, impacted our operating income and/or net earnings:

◦	a $13 million impairment charge on assets in our Boxboard Europe and Specialty Products Groups (operating income and net earnings);

◦	a $5 million unrealized loss on derivative financial instruments (operating income and net earnings);

◦	a $5 million provision following a class-action settlement in the containerboard segment (operating income and net earnings);

◦	a $2 million charge related to restructuring measures (operating income and net earnings);

◦	a $13 million foreign exchange loss on long-term debt and financial instruments (net earnings);

◦	a $2 million loss related to the share of results of associates and joint ventures (net earnings);

◦	a $5 million reversal of the above-mentioned items attributable to non-controlling interests (net earnings);

◦	a $36 million loss from impairment charges and restructuring costs related to discontinued operations (net earnings).

Including specific items, the net loss amounted to $47 million ($0.51 per share) in the fourth quarter of 2014 compared to net earnings of $6 million ($0.05 per share) for the same quarter in 2013.

Results Analysis for the Three-month Period Ended December 31, 2014 Compared to the Previous Quarter

In comparison to the previous quarter, sales decreased by 3% to reach $879 million. The positive impact of favourable exchange rates was more than offset by lower average selling prices in our containerboard activities and a decrease in shipments, particularly in the tissue papers sector which continued to face intense competition in the retail market during the fourth quarter.

Operating income excluding specific items decreased by 22% to $38 million as higher seasonal energy costs and start-up costs also negatively impacted results. Net earnings excluding specific items for the fourth quarter of 2014 were $8 million ($0.08 per share) compared to net earnings of $4 million ($0.04 per share) during the previous quarter. Net earnings for the previous quarter were reduced by $14 million ($0.15 per share) due to a withholding tax charge following the optimization of our North American capital structure.

Improved free cash flows and working capital resulted in a decrease of $27 million in the net debt to $1,613 million as at December 31, 2014, despite the depreciation of the Canadian dollar compared to its U.S. counterpart which increased our net debt by $31 million. Our net debt position does not consider the gross proceeds from the sale of our North American boxboard assets in the amount of $45 million.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-term Outlook

In commenting on the outlook, Mr. Plourde added: “With certain important restructuring initiatives of our action plan implemented during 2014, we will focus on getting the most out of our renewed operating platform during the next year. Demand for Packaging Products seems good as we start the year and most business drivers should provide tailwinds in 2015. We are still expecting challenging conditions in 2015 in the tissue sector and we took additional downtime during the first quarter of 2015 for equipment maintenance and upgrades. However, our new tissue sites in the U.S. will gradually add to our results in 2015 and we expect Greenpac to contribute positively to EPS. Hence, following all the difficult decisions taken in 2014, we are confident that our margins will be higher this year. Coupled with prudent management of our cash flows, including lower capital expenditures, our leverage ratios should also improve despite the impact of a weaker Canadian dollar on our financial situation."

Dividend on Common Shares and Normal Course Issuer Bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid March 31, 2015 to shareholders of record at the close of business on March 24, 2015. This dividend paid by Cascades is an "eligible dividend" as per the Income Tax Act (Bill C-28, Canada).

In the fourth quarter of 2014, Cascades purchased for cancellation 32,800 shares at an average price of $5.96.

Conference Call Information

Management will comment on the 2014 fourth quarter and annual financial results during a conference call to be held today at 10:00 a.m. EDT.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and by using the access code 9501952#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until March 20, 2015 by dialing 1-888-843-7419 and using the access code 9501952#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibre. The Corporation employs close to 11,000 employees, who work in more than 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as this term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices, adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	DECEMBER 31, 2014	DECEMBER 31, 2013
Assets
Current assets
Cash and cash equivalents	29	23
Accounts receivable	453	512
Current income tax assets	13	34
Inventories	462	543
Financial assets	1	2
Assets of disposal group classified as held for sale	72	—
	1,030	1,114
Long-term assets
Investments in associates and joint ventures	259	261
Property, plant and equipment	1,573	1,684
Intangible assets with finite useful life	183	196
Financial assets	25	17
Other assets	83	108
Deferred income tax assets	185	118
Goodwill and other intangible assets with indefinite useful life	335	333
	3,673	3,831
Liabilities and Equity
Current liabilities
Bank loans and advances	46	56
Trade and other payables	557	590
Current income tax liabilities	5	2
Current portion of long-term debt	40	39
Current portion of provisions for contingencies and charges	11	2
Current portion of financial liabilities and other liabilities	16	11
Liabilities of disposal group classified as held for sale	32	—
	707	700
Long-term liabilities
Long-term debt	1,556	1,540
Provisions for contingencies and charges	33	37
Financial liabilities	45	39
Other liabilities	191	212
Deferred income tax liabilities	138	109
	2,670	2,637
Equity attributable to Shareholders
Capital stock	483	482
Contributed surplus	18	17
Retained earnings	454	642
Accumulated other comprehensive loss	(62)	(60)
	893	1,081
Non-controlling interest	110	113
Total equity	1,003	1,194
	3,673	3,831

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2014	2013	2014	2013
Sales	879	844	3,561	3,370
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $174 million ($44 million in the fourth quarter); 2013 — $167 million ($45 million in the fourth quarter))	758	702	3,063	2,863
Selling and administrative expenses	85	89	334	335
Loss on acquisitions, disposals and others	5	—	—	3
Impairment charges and restructuring costs	15	2	23	2
Foreign exchange gain	(1)	(2)	(2)	(4)
Loss (gain) on derivative financial instruments	4	—	6	(5)
	866	791	3,424	3,194
Operating income	13	53	137	176
Financing expense	23	26	101	104
Interest expense on employee future benefits	1	2	6	8
Loss on refinancing of long-term debt	—	—	44	—
Foreign exchange loss (gain) on long-term debt and financial instruments	13	2	30	(2)
Share of results of associates and joint ventures	(1)	5	—	3
Profit (loss) before income taxes	(23)	18	(44)	63
Provision for income taxes	2	3	16	19
Net earnings (loss) from continuing operations including non-controlling interest for the period	(25)	15	(60)	44
Net loss from discontinued operations for the period	(26)	(8)	(83)	(30)
Net earnings (loss) including non-controlling interest for the period	(51)	7	(143)	14
Net earnings (loss) attributable to non-controlling interest	(4)	1	4	3
Net earnings (loss) attributable to Shareholders for the period	(47)	6	(147)	11
Net earnings (loss) from continuing operations per basic and diluted common share	$(0.23)	$0.15	$(0.68)	$0.44
Net earnings (loss) per basic and diluted common share	$(0.51)	$0.05	$(1.57)	$0.11
Weighted average basic number of common shares outstanding	94,079,596	93,887,849	94,025,600	93,885,402
Weighted average number of diluted common shares	95,288,258	95,057,505	95,355,998	94,694,761

Net earnings (loss) attributable to Shareholders:
Continuing operations	(21)	14	(64)	41
Discontinued operations	(26)	(8)	(83)	(30)
Net earnings (loss)	(47)	6	(147)	11

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Net earnings (loss) including non-controlling interest for the period	(51)	7	(143)	14
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	16	24	37	52
Change in foreign currency translation related to net investment hedging activities	(19)	(15)	(44)	(30)
Income taxes	3	2	6	4
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	(4)	3	(7)
Change in fair value of interest rate swaps	(3)	2	(13)	13
Change in fair value of commodity derivative financial instruments	(10)	4	(1)	9
Income taxes	4	(1)	5	(6)
	(8)	12	(7)	35
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(11)	23	(39)	97
Income taxes	3	(6)	11	(26)
	(8)	17	(28)	71
Other comprehensive income (loss)	(16)	29	(35)	106
Comprehensive income (loss) including non-controlling interest for the period	(67)	36	(178)	120
Comprehensive income (loss) attributable to non-controlling interest for the period	(7)	6	(3)	12
Comprehensive income (loss) attributable to Shareholders for the period	(60)	30	(175)	108
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(33)	28	(84)	110
Discontinued operations	(27)	2	(91)	(2)
Comprehensive income (loss)	(60)	30	(175)	108

CONSOLIDATED STATEMENTS OF EQUITY

	For the year ended December 31, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of year	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(147)	—	(147)	4	(143)
Other comprehensive loss	—	—	(26)	(2)	(28)	(7)	(35)
	—	—	(173)	(2)	(175)	(3)	(178)
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	—	1	—	—	1	—	1
Issuance of common shares	1	—	—	—	1	—	1
Balance - End of year	483	18	454	(62)	893	110	1,003

	For the year ended December 31, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of year	482	16	567	(87)	978	116	1,094
Comprehensive income
Net earnings	—	—	11	—	11	3	14
Other comprehensive income	—	—	70	27	97	9	106
	—	—	81	27	108	12	120
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	—	1	—	—	1	—	1
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)
Balance - End of year	482	17	642	(60)	1,081	113	1,194

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	(47)	6	(147)	11
Net loss from discontinued operations for the period	26	8	83	30
Net earnings (loss) from continuing operations	(21)	14	(64)	41
Adjustments for:
Financing expense and interest expense on employee future benefits	24	28	107	112
Loss on refinancing of long-term debt	—	—	44	—
Depreciation and amortization	44	45	174	167
Loss on acquisitions, disposals and others	5	—	—	3
Impairment charges and restructuring costs	13	—	21	—
Unrealized loss (gain) on derivative financial instruments	5	(1)	6	(6)
Foreign exchange loss (gain) on long-term debt and financial instruments	13	2	30	(2)
Provision for income taxes	2	3	16	19
Share of results of associates and joint ventures	(1)	5	—	3
Net earnings attributable to non-controlling interest	(4)	1	4	3
Net financing expense paid	(4)	(35)	(73)	(100)
Premium paid on long-term debt refinancing	—	—	(31)	—
Income taxes received (paid)	(7)	2	14	5
Dividend received	6	5	15	12
Employee future benefits and others	(4)	(11)	(19)	(26)
	71	58	244	231
Changes in non-cash working capital components	44	34	(13)	5
	115	92	231	236
Investing activities from continuing operations
Investments in associates and joint ventures	—	(15)	—	(32)
Payments for property, plant and equipment	(55)	(43)	(178)	(138)
Proceeds on disposals of property, plant and equipment	1	3	7	12
Investments in intangible and other assets	—	7	(2)	(15)
	(54)	(48)	(173)	(173)
Financing activities from continuing operations
Bank loans and advances	(7)	(19)	(3)	(31)
Change in revolving credit facilities	(42)	(2)	(154)	76
Issuance of senior notes, net of related expenses	—	—	833	—
Repayment of senior notes	—	—	(740)	(10)
Increase in other long-term debt	1	1	23	14
Payments of other long-term debt	(19)	(14)	(50)	(50)
Settlement of derivative financial instruments	—	—	—	(14)
Issuance of common shares	—	—	1	—
Acquisition of non-controlling interest	—	—	—	(19)
Dividends paid to the Corporation's Shareholders	(4)	(3)	(15)	(15)
	(71)	(37)	(105)	(49)
Change in cash and cash equivalents during the period from continuing operations	(10)	7	(47)	14
Change in cash and cash equivalents during the period from discontinued operations	9	(9)	54	(12)
Net change in cash and cash equivalents during the period	(1)	(2)	7	2
Currency translation on cash and cash equivalents	—	—	(1)	1
Cash and cash equivalents - Beginning of the period	30	25	23	20
Cash and cash equivalents - End of the period	29	23	29	23

SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as are those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2013.
The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.
The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products segment of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	348	328	1,407	1,314
Boxboard Europe	196	216	873	837
Specialty Products	139	192	716	774
Discontinued operations of Containerboard	(53)	(47)	(226)	(219)
Discontinued operations of Boxboard Europe	—	(14)	(32)	(51)
Discontinued operations of Specialty Products	(2)	(57)	(148)	(226)
Intersegment sales	(13)	(13)	(49)	(50)
	615	605	2,541	2,379
Tissue Papers	270	249	1,054	1,033
Intersegment sales and others	(6)	(10)	(34)	(42)
Total	879	844	3,561	3,370

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	10	45	108	156
Boxboard Europe	5	—	50	30
Specialty Products	—	10	(4)	32
Discontinued operations of Containerboard	28	(1)	56	1
Discontinued operations of Boxboard Europe	1	13	14	17
Discontinued operations of Specialty Products	4	(7)	30	3
	48	60	254	239
Tissue Papers	20	49	95	150
Corporate	(11)	(11)	(38)	(46)
Operating income before depreciation and amortization	57	98	311	343
Depreciation and amortization	(44)	(45)	(174)	(167)
Financing expense and interest expense on employee future benefits	(24)	(28)	(107)	(112)
Loss on refinancing of long-term debt	—	—	(44)	—
Foreign exchange gain (loss) on long-term debt and financial instruments	(13)	(2)	(30)	2
Share of results of associates and joint ventures	1	(5)	—	(3)
Profit (loss) before income taxes	(23)	18	(44)	63

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	13	18	34	44
Boxboard Europe	4	10	33	29
Specialty Products	9	8	19	22
Discontinued operations of Containerboard	(1)	(2)	(2)	(4)
Discontinued operations of Specialty Products	—	(2)	(1)	(6)
	25	32	83	85
Tissue Papers	31	22	88	47
Corporate	2	4	8	15
Total acquisitions	58	58	179	147
Proceeds on disposals of property, plant and equipment	(1)	(3)	(7)	(12)
Capital-lease acquisitions and acquisitions included in other debts	(2)	(1)	(14)	(4)
	55	54	158	131
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	19	19	33	28
End of period	(20)	(33)	(20)	(33)
Payments for property, plant and equipment net of proceeds on disposals	54	40	171	126

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above-mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, discontinued operations, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings (loss)					Net earnings (loss) per share[1]
	2014	2013	Q4 2014	Q4 2013	Q3 2014	2014	2013	Q4 2014	Q4 2013	Q3 2014

As per IFRS	(147)	11	(47)	6	(16)	$(1.57)	$0.11	$(0.51)	$0.05	$(0.17)
Specific items:
Loss on acquisitions, disposals and others	—	3	5	—	—	—	$0.03	$0.04	—	—
Impairment charges (reversal)	21	(3)	13	(3)	—	$0.13	$(0.02)	$0.07	$(0.02)	—
Restructuring costs	2	5	2	5	—	$0.02	$0.03	$0.02	$0.03	—
Unrealized loss (gain) on financial instruments	6	(6)	5	(1)	(2)	$0.05	$(0.04)	$0.04	—	$(0.01)
Loss on refinancing of long-term debt	44	—	—	—	—	$0.35	—	—	—	—
Unrealized gain on interest rates swaps	—	(1)	—	—	—	—	$(0.01)	—	—	—
Foreign exchange loss (gain) on long-term debt and financial instruments	30	(2)	13	2	24	$0.28	$(0.02)	$0.13	$0.02	$0.22
Share of results of associates and joint ventures	2	(4)	2	1	(2)	$0.01	$(0.03)	$0.01	$0.01	$(0.02)
Included in discontinued operations, net of tax	87	24	25	9	1	$0.94	$0.26	$0.28	$0.10	$0.02
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(25)	2	(10)	(1)	(1)	—	—	—	—	—
	167	18	55	12	20	$1.78	$0.20	$0.59	$0.14	$0.21
Excluding specific items	20	29	8	18	4	$0.21	$0.31	$0.08	$0.19	$0.04
Note 1 - Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	2014	2013	Q4 2014	Q4 2013	Q3 2014

Net earnings (loss) attributable to Shareholders for the year	(147)	11	(47)	6	(16)
Net earnings (loss) attributable to non-controlling interest	4	3	(4)	1	1
Net loss (earnings) from discontinued operations for the year	83	30	26	8	(3)
Provision for income taxes	16	19	2	3	21
Share of results of associates and joint ventures	—	3	(1)	5	(1)
Foreign exchange loss (gain) on long-term debt and financial instruments	30	(2)	13	2	24
Financing expense, interest expense on employee future benefits and loss on refinancing of long term debt	151	112	24	28	25
Operating income	137	176	13	53	51
Specific items:
Loss on acquisitions, disposals and others	—	3	5	—	—
Impairment charges (reversal)	21	(3)	13	(3)	—
Restructuring costs	2	5	2	5	—
Unrealized loss (gain) on financial instruments	6	(6)	5	(1)	(2)
	29	(1)	25	1	(2)
Operating income - excluding specific items	166	175	38	54	49
Depreciation and amortization	174	167	44	45	44
Operating income before depreciation and amortization - excluding specific items	340	342	82	99	93

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
(819) 363-5184

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